VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

04045393

October 5, 2004

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

RECEIVED
2004 OCT -6 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Stephen J. Wilkinson
President & CEO

Enclosure

United States Sec Filing
October 5, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Signs Joint Venture Agreement for 90% Interest in High Grade Copper-Gold Mining Operation in Western China

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

September 7, 2004 Ticker Symbol: VAL-TSX Venture

VALGOLD SIGNS JOINT VENTURE AGREEMENT FOR 90% INTEREST IN HIGH GRADE COPPER-GOLD MINING OPERATION IN WESTERN CHINA

ValGold Resources Ltd. ("ValGold") announces that it has entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau ("the Optionor") under which ValGold may earn up to a 90% interest in the Tongchongou copper-gold mine (the "TCG") located in the Qinghai Province, China.

ValGold has agreed to form a co-operative joint venture and to make $800,000[1] in exploration expenditures on the TCG mine property and to make $165,000 in cash payments to the Optionor within a four-year period to earn an initial 80% joint venture interest. ValGold may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the Optionor at any time up to commencing economic operation at the TCG operation.

The TCG property is located in Qinghai Province, north central China, 210 km northwest of the capital city of Xining. Geographically, it lies within the northern Qilian Mountains that separate the provinces of Qinghai and Gansu. Access to the property is via the Ningzhang highway north from Xining to a point 45 km north of the town of Qingshizui then via a four-kilometer dirt road to the mine camp.

Elevations on the property range from 3,600m to 4,000m resulting in an alpine-type climate. Annual precipitation is not high but due to cold winters, fieldwork is normally restricted to the months of May through October.

The TCG property comprises one tenement and one mining lease registered in the name of the Optionor. The tenement covers an area of 4.75 square kilometers ("km^2") and expires on May 5, 2005. The mining lease is for an area of 0.90 km^2 and allows the Optionor to mine a total of 3,000 tonnes of ore per annum. This lease expires in May 2005. Both the tenement and mining lease are renewable.

Regional Geology

The TCG property lies within the northwest-southeast trending, northern Qilianshan Fold Belt that is comprised mainly of metamorphosed clastic sediments and carbonate strata ranging in age from Proterozoic to Triassic. Several regional faults cut the belt parallel to its strike but the most dominant is the west-northwest to east-southeast striking Tuoleshan Fault. Intrusive rocks occur north of the fault and include a wide range of compositions from acid to ultramafic bodies. Several occurrences and deposits of gold, copper, iron, barite, gypsum, coal and oil shale are identified in the belt.

Property Geology

At the local scale the property is underlain by a fault-bounded, 1,000m wide belt of mixed felsic to ultramafic volcanic rocks, carbonates and slate of lower Paleozoic age. The belt strikes in an east-west direction, and is in fault contact with Permian and Triassic sediments to the north and Ordovician carbonates to the south. Altered diorite of probable Triassic age intrudes the mixed sediments and volcanics proximal to the south bounding fault and is host to most of the mineralization. Most of the larger faults found on the property strike in an east-west direction and are commonly defined by zones of carbonate alteration and/or intense shearing. Smaller scale faults strike in a northwest direction and are most readily identified where they offset the zones of alteration.

Mineralization on the property is polymetallic in nature and confined to quartz-carbonate lenses within linear, fault controlled, carbonate altered zones that are traceable for distances of up to 2,500m and reach maximum widths of 70m. Altered diorite is the primary host to the zones of alteration and mineralization

[1] All dollar amounts in Canadian currency unless otherwise indicated.

and underlies an area of approximately 4.0 square km. Pyrite, chalcopyrite, galena and sphalerite are the dominant sulphide minerals present in the mined zones and range in quantities between trace and more than 20%. Associated within the base metal minerals are appreciable quantities of gold and silver.

Select grab samples of massive sulphide material from the primary mine block, the M zone, collected by ValGold, have returned assays as high as 26.4 g/t Au, 200 g/t Ag, 5.03% Cu, 13.2% Pb and 21.8% Zn. Underground sampling of the M zone by the Optionor has returned maximum gold assays of 82.70 g/t Au over 1.0m plus undisclosed amounts of silver and base metals. Several mineralized zones have been discovered on the property to date but the largest is the M zone that has a maximum width of 9m and length of 250m. The zone has been mined from surface at an elevation of 3,780m down to the current level of 3,714m.

Previous Exploration and Development

The Optionor initially explored the TCG area in the mid-1970's for copper. A small exploration program was carried out, including the drilling of 1,862m of core. In 1994 the Optionor re-assayed some of their old drill core for gold and discovered several anomalies. Fieldwork recommenced in the same year with trenching that lead to the discovery of a high precious metal, polymetallic vein deposit referred to as the M zone. In 1995 the Optionor began mining the oxidized portion of the M zone at a rate of 20 tonnes per day recovering gold through cyanide leaching. By 2001 the oxide ore was exhausted and mining was stopped. In 2003 a flotation concentrator was moved to the property and began recovering a sulphide mineral concentrate that was shipped out of the province for smelting. The Optionor estimates that 28,000 tonnes of ore have been processed to date at an average grade of 8 g/t gold plus unrecorded quantities of silver, copper, lead and zinc.

Exploration on the property has included both surface and underground work as outlined in table below. Surface work has focused on geological mapping and trenching with minor geophysical surveys and drilling. The only surface rock samples collected for assaying have been out of the trenches. Subsurface exploration has concentrated around the M zone consisting of a number of exploration adits, drifts and crosscuts with channel sampling of the mineralization and adjacent altered wall rock.

Summary of work performed on the TCG property prior to ValGold's participation.

Work Type	1976	1994/ 1995	1996/ 1997	1998	1999/ 2000	2001/ 2003	Totals
Mapping (km^2)					3.4		3.4
Trenching (m^3)		2937.4	15614.5	2010.0	2716.2	613.0	23891.1
No. of Soil Samples		78	314			778	1170
No. of Rock Samples		327	823	281	469	580	2480
Induced Polarization Survey (km^2)						0.7	0.7
Drilling (m)	1862.4				717.6		2580.0
Adits (m of development)		142.0	729.8	697.0	767.7	870.2	3206.7
Shafts (m of depth)		20.5	20.5				41.0

ValGold's Current Program

ValGold has examined several of the mine workings and trenched exposures of the TCG mineralization. Assays of samples have returned a range of values that seem to be dependent upon the overall sulphide mineral content. The table below details the range of values received for samples taken as selected grabs from showings and mill feed stockpiles.

A 20 line km, dipole-dipole, induced polarization survey is currently underway on the property in order to define new zones of sulphide mineralization. Following this, a minimum 1,000m diamond drill program will begin in September to test chargeability anomalies and targets around the M zone below the 3,700m level. It is anticipated that the current work could lead to the discovery of new zones of high-grade, polymetallic mineralization on the property. Tom Pollock, P.Geo is ValGold's qualified person for the exploration and development of the TCG mine and will be responsible for all of the technical reporting in compliance with NI 43-101.

Assays of selected grab samples of a range of material from mill feed stockpiles and from surface trenches.

Sample No.	Sample Type	Gold	Silver	Copper	Zinc	Lead
		(ppm)	(ppm)	%	%	%
TCG1	Trench – Selected Grab	0.24	5.00	0.53	0.02	0.00
TCG4	Trench – Selected Grab	0.08	0.90	0.49	0.04	0.00
TCG5	Ore Stockpile Grab	9.86	69.70	9.77	2.65	3.73
TCG6	Ore Stockpile Grab	26.40	200.00	5.03	21.80	13.20
TCG7	Ore Stockpile Grab	16.50	55.60	3.61	9.11	3.67
TCG8	Low-Grade Stockpile	0.01	3.10	0.18	0.44	0.09
TCG14	Ore Stockpile Grab	10.75	32.00	8.40	0.92	0.45

For further information on the Company's Canadian and Chinese projects, please visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212